

UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

June 23, 2008

Mr. R. Scott Murray
Chief Executive Officer
Global BPO Services Corporation
125 High Street, 30th Floor
Boston, MA 02110

Re: Global BPO Services Corporation
Preliminary Proxy Materials on Form PreM14A
Amended on June 13, 2008
File No. 1-33739

Dear Mr. Murray:

We have reviewed your filing and have the following comments. Please amend the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Merger, page 1

1. Include a question highlighting the reasons why management is proposing the tender offer.

Why are certain founding stockholders selling their founder warrants to Ares in connection with the private placement?, page 3

2. We note that as an inducement for Ares to enter into the private placement, the founding stockholders holding warrants agreed to sell to Ares their founder warrants to purchase 7,500,000 shares of GBPO common stock. Please advise us how this is consistent with Section 5 of the Subscription Agreement (Exhibit 10.19 to your Form S-1, file no. 333-144447), which states that "the subscriber, and his designees, shall enter into a securities escrow agreement with Continental Stock Transfer & Trust Company, whereby the Founder Warrants and the Warrant Shares, shall be held in escrow until the earlier of (i) one year after the consummation of a Business Combination or (ii) the liquidation of the Company.

Summary of the Proxy Statement, page 13

Certain Other Interests in the Merger, page 18

3. Please revise here, and on page 71 when you discuss the background of the merger, to indicate why GBPO agreed to purchase the unit purchase option from the underwriters.

The Merger Proposal, page 66

4. We note that in April 2008 there were discussions between the executive officers of GBPO and representatives from H.I.G. regarding the re-negotiation of the terms of merger consideration "in order to increase the likelihood of approval of the merger by GBPO stockholders." Please revise to clarify whether the executive officers of GBPO had reason to believe the merger would likely not be approved by its shareholders, and how such knowledge had been conveyed to them.

5. Please revise to indicate how many private equity firms Mr. Murray contacted, and why GBPO ultimately determined to enter into an NDA with Ares. When you revise, please indicate whether GBPO had any prior relationship with Ares.

6. Please revise paragraph 5 on page 71 to indicate the reasons why Global BPO reduced the total consideration from $225.8 million to $200 million, as well as why the consideration would consist only of cash. We note your statement at various points in the document that "Stream's unaudited financial results for the first quarter of 2008 had exceeded its internal budget for the quarter."

7. Please revise the second to the last statement on page 71 to explain why the board decided to increase the size of the private placement from $125 million to $150 million.

GBPO's Board of Directors' Reasons for the Approval of the Merger, page 72

8. We note that Bear Stearns' opinion was delivered prior to the reduction in merger consideration. Please disclose whether any material changes in Stream's operations, performance or in any of the projections or assumptions upon which Bear Stearns' based its opinion have occurred since the delivery of the opinion or that are anticipated to occur before the security holder meeting.

Satisfaction of 80% Test, page 74

9. Please revise to more completely discuss the analysis GBPO management prepared, and upon which the board relied, in determining that the 80% Test was satisfied subsequent to the downward adjustment of the merger consideration. Clarify whether a GBPO management now believes the purchase price reduction was necessary due to a corresponding reduction in the fair market value of Stream.

The Tender Offer, page 115

10. Discuss how the tender offer is designed to increase the chances that the merger is approved. Indicate whether the company could decide not to go forward with the tender offer following consummation of the merger.

Ownership of GBPO Common Stock following the Tender Offer, page 116

11. We note that the ownership table "assumes no exercise of outstanding warrants to purchase 38,750,000 shares of GBPO common stock." Insofar as your outstanding warrants are exercisable for $6 per share and the tender offer to repurchase 20,625,001 of your common stock following consummation of a merger is for $8 per share, please advise us why the table assumes no exercise of warrants. In the alternative, please revise your table to address this possibility, and discuss the incentive warrant holders have to exercise and sell their underlying shares in the tender offer in lieu of any shares purchased in the initial public offering.

*   *   *   *   *

As appropriate, please revise your preliminary proxy materials in response to these comments. You may wish to provide us with marked copies of the revised proxy statement to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Paul Monsour, Accountant, at (202) 551-3360 or Terry French, Accounting Branch Chief, at (202) 551-3810 if you have questions regarding comments on the financial statements and related matters. Please contact Paul Fischer, Attorney-Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: <u>via facsimile</u>

Mark Borden, Esq.
617-526-5000